UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Select Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

81617J301

(CUSIP Number)

Anthony DeLuca

SCF Partners, Inc.

600 Travis Street, Suite 6600

Houston, Texas 77002

(713) 227-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,773,760(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,773,760(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,773,760
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VI, G.P. (as defined below) and its sole general partner, LESA (as defined below).
(2)	Based on 59,201,393 shares of Class A Common Stock (as defined below) of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,773,760(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,773,760(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,773,760
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VI, L.P. Reporting Person’s power is exercised by its sole general partner, LESA.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,374,474(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,374,474(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,474
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P. (as defined below), and its sole general partner, LESA.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,374,474(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,374,474(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,474
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by its sole general partner, LESA.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII(A), L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII(A), G.P. (as defined below), and its sole general partner, LESA.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person SCF-VII(A), G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,043,097(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,043,097(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,097
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VII(A), L.P. Reporting Person’s power is exercised by its sole general partner, LESA.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person L.E. Simmons & Associates, Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,191,331(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,191,331(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,191,331
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Reporting Person holds power over shares held by SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

CUSIP No. 81617J301

1	Name of Reporting Person L.E. Simmons
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,191,331(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,191,331(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,191,331
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.3%(2)
14	Type of Reporting Person (See Instructions) IN

(1)	L.E. Simmons is the Chairman, sole stockholder and sole member of the board of directors of LESA, and in that capacity may be deemed to beneficially own all of the shares of Class A common stock, $0.01 par value per share, of Select Energy Services, Inc. deemed to be beneficially owned by LESA. LESA indirectly holds power over shares held by SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. through their respective general partners, and holds power over shares held by SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P.
(2)	Based on 59,201,393 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2017.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Select Energy Services, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1400 Post Oak Blvd., Suite 400, Houston, Texas 77056.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly by each of the below persons (each individually, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated November 13, 2017, a copy of which is attached hereto as Exhibit 99.1.

1.	SCF-VI, L.P., a Delaware limited partnership;

2.	SCF-VI, G.P., Limited Partnership, a Delaware limited partnership (“SCF-VI, G.P.”);

3.	SCF-VII, L.P., a Delaware limited partnership;

4.	SCF-VII, G.P., Limited Partnership, a Delaware limited partnership (“SCF-VII, G.P.”);

5.	SCF-VII(A), L.P., a Delaware limited partnership;

6.	SCF-VII(A), G.P., Limited Partnership, a Delaware limited partnership (“SCF-VII(A), G.P.”);

7.	L.E. Simmons & Associates, Incorporated, a Delaware corporation (“LESA”); and

8.	L.E. Simmons, a natural person residing in the State of Texas and a citizen of the United States of America.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated into this Item 2 by reference.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 600 Travis Street, Suite 6600, Houston, Texas 77002.

(c)	The principal business of each of the Reporting Persons is as follows:

1.	The principal business of SCF-VI, L.P. is the ownership of equity interests of various entities.

2.	The principal business of SCF-VI, G.P. is the ownership of general interests of SCF-VI, L.P.

3.	The principal business of SCF-VII, L.P. is the ownership of equity interests of various entities.

4.	The principal business of SCF-VII, G.P. is the ownership of general interests of SCF-VII, L.P.

5.	The principal business of SCF-VII(A), L.P. is the ownership of equity interests of various entities.

6.	The principal business of SCF-VII(A), G.P. is the ownership of general interests of SCF-VII(A), L.P.

7.	The principal business of LESA is the ownership of equity interests of various entities.

8.	The principal occupation of L.E. Simmons is serving as the Chairman of LESA.

(d) – (e)	None of the Reporting Persons nor their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) for the citizenship of L.E. Simmons.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Class A Common Stock reported on this Schedule 13D due to their aggregate beneficial ownership of 21,159,609 shares of Class A common stock, $0.01 par value per share (“Rockwater Class A Common Stock”), of Rockwater Energy Solutions, Inc. (“Rockwater”). At the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (as defined below), each share of Rockwater Class A Common Stock then outstanding, including the shares of Rockwater Class A Common Stock then beneficially owned by each of the Reporting Persons, was converted into the right to receive a number of shares of the Issuer’s Class A Common Stock, equal to 0.7652 per each such share of Rockwater Class A Common Stock (the “Exchange Ratio”).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock reported on this Schedule 13D pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated July 18, 2017, among the Issuer, Rockwater, Rockwater Energy Solutions, LLC, a Delaware limited liability company and a subsidiary of Rockwater (“RES Holdings”), SES Holdings, LLC, a Delaware limited liability company and a subsidiary of Select (“SES Holdings”), Raptor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Select (“Corporate Merger Sub”), and Raptor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SES Holdings (“LLC Merger Sub”).

On November 1, 2017, the Issuer completed the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Corporate Merger Sub merged with and into Rockwater, with Rockwater continuing as the surviving entity as a wholly owned subsidiary of Select (the “Corporate Merger”), and LLC Merger Sub merged with and into RES Holdings, with RES Holdings continuing as the surviving entity as an indirect wholly owned subsidiary of SES Holdings (the “LLC Merger”).

At the effective time of the Corporate Merger (the “Corporate Merger Effective Time”), subject to certain exceptions, (x) each share of Rockwater Class A Common Stock then outstanding was converted into the right to receive a number of shares of the Issuer’s Class A Common Stock, equal to the Exchange Ratio, (y) each share of Rockwater’s Class A-1 common stock, $0.01 par value per share, then outstanding was converted into the right to receive a number of shares of the Issuer’s Class A-2 common stock equal to the Exchange Ratio, and (z) each share of Rockwater’s Class B common stock, $0.01 par value per share, then outstanding was converted into the right to receive a number of shares of the Issuer’s Class B common stock, $0.01 par value per share, equal to the Exchange Ratio. At the effective time of the LLC Merger, subject to certain exceptions, each unit of RES Holdings (each, an “RES Holdings Unit”) then outstanding (including RES Holdings Units held by Rockwater) was converted into the right to receive a number of units in SES Holdings equal to the Exchange Ratio.

Effective at the Corporate Merger Effective Time, David C. Baldwin, the Co-President of LESA, was appointed to the board of directors of the Issuer pursuant to and in accordance with the rights of Rockwater under the Merger Agreement.

Each of the Reporting Persons may make additional purchases of shares of Class A Common Stock either in the open market or in private transactions depending on each Reporting Person’s business, prospects and financial condition, the market for the shares of Class A Common Stock, general economic conditions, stock market conditions and other future developments.

The Reporting Persons currently hold such shares for investment purposes, subject to the following. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Class A Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference.

(a)	The aggregate number and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.	SCF-VI, L.P. is the direct beneficial owner of 8,773,760 shares of Class A Common Stock, which constitutes 14.8% of the outstanding shares of Class A Common Stock.

2.	As a result of its role as the sole general partner of SCF-VI, L.P., SCF-VI, G.P. is the indirect beneficial owner of 8,773,760 shares of Class A Common Stock, which constitutes 14.8% of the outstanding shares of Class A Common Stock.

3.	SCF-VII, L.P. is the direct beneficial owner of 6,374,474 shares of Class A Common Stock, which constitutes 10.8% of the outstanding shares of Class A Common Stock.

4.	As a result of its role as the sole general partner of SCF-VII, L.P., SCF-VII, G.P. is the indirect beneficial owner of 6,374,474 shares of Class A Common Stock, which constitutes 10.8% of the outstanding shares of Class A Common Stock.

5.	SCF-VII(A), L.P. is the direct beneficial owner of 1,043,097 shares of Class A Common Stock, which constitutes 1.8% of the outstanding shares of Class A Common Stock.

6.	As a result of its role as the sole general partner of SCF-VII(A), L.P., SCF-VII(A), G.P. is the indirect beneficial owner of 1,043,097 shares of Class A Common Stock, which constitutes 1.8% of the outstanding shares of Class A Common Stock.

7.	As a result of its role as the sole general partner of each of SCF-VI, G.P., SCF-VII, G.P. and SCF-VII(A), G.P., LESA may be deemed the indirect beneficial owner of the 16,191,331 shares of Class A Common Stock collectively directly owned by each of SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P., which constitutes 27.3% of the outstanding shares of Class A Common Stock.

8.	As a result as his role as the Chairman, sole stockholder and sole member of the board of directors of LESA, Mr. Simmons may be deemed the indirect beneficial owner of the 16,191,331 shares of Class A Common Stock collectively directly owned by each of SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P., which constitutes 27.3% of the outstanding shares of Class A Common Stock.

(b)	The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.	SCF-VI, L.P. has shared voting power and shared dispositive power with respect to 8,773,760 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

2.	SCF-VI, G.P. has shared voting power and shared dispositive power with respect to 8,773,760 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

3.	SCF-VII, L.P. has shared voting power and shared dispositive power with respect to 6,374,474 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

4.	SCF-VII, G.P. has shared voting power and shared dispositive power with respect to 6,374,474 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

5.	SCF-VII(A), L.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

6.	SCF-VII(A), G.P. has shared voting power and shared dispositive power with respect to 1,043,097 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

7.	LESA has shared voting power and shared dispositive power with respect to 16,191,331 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

8.	Mr. Simmons has shared voting power and shared dispositive power with respect to 16,191,331 shares of Class A Common Stock and has sole voting power and sole dispositive power with respect to zero shares of Class A Common Stock.

(c)	There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Class A Common Stock being reported on this Schedule 13D.

(d)	The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective shares of Class A Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference.

In connection with its entry into the Merger Agreement, on July 18, 2017, SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), with the Issuer, SES Legacy Holdings, LLC, Crestview Partners II SES Investment B, LLC and WDC Aggregate LLC (collectively, the “Registration Rights Holders”), which, effective at the Closing, amends and restates the Registration Rights Agreement, dated December 20, 2016, among Select, SES Legacy Holdings, LLC and Crestview Partners II SES Investment B, LLC. Pursuant to the Amended and Restated Registration Rights Agreement, the Registration Rights Holders will have the right to participate in certain future underwritten public offerings of Class A Common Stock, subject to certain conditions, and certain Registration Rights Holders will have the right to initiate an underwritten offering of Class A Common Stock, subject to certain conditions.

The foregoing description of the Amended and Restated Registration Rights Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, which is incorporated by reference as Exhibit A.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit A	Amended and Restated Registration Rights Agreement, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC, Crestview Partners II SES Investment B, LLC, SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P and WDC Aggregate LLC (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 19, 2017 (File No. 001-38066)).

Exhibit 99.1	Joint Filing Agreement, dated November 13, 2017, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017

SCF-VI, L.P.

By:	SCF-VI, G.P., Limited Partnership, its General Partner

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, G.P., Limited Partnership

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, L.P.

By:	SCF-VII, G.P., Limited Partnership, its General Partner

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, G.P., Limited Partnership

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII(A), L.P.

By:	SCF-VII(A), G.P., Limited Partnership, its General Partner

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII(A), G.P., Limited Partnership

By:	L.E. Simmons & Associates, Incorporated, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

L.E. Simmons & Associates, Incorporated

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

L.E. Simmons

/s/ L.E. Simmons
Name:	L.E. Simmons, individually

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by LESA).

SCF-VI, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VI, G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII, G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII(A), L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VII(A), G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

L.E. Simmons & Associates, Incorporated

Name	Present Principal Occupation or Employment	Business Address	Citizenship
L.E. Simmons	Chairman	(1)	United States
David C. Baldwin	Co-President	(1)	United States
Andrew L. Waite	Co-President	(1)	United States
Anthony DeLuca	Managing Director and Chief Financial Officer	(1)	United States
Theresa Eaton	Managing Director	(1)	United States
Sean Rice	Managing Director	(1)	United States
Chris Petersen	Vice President	(1)	United States
David Patterson	Vice President	(1)	United States
Richard Gaut	Vice President	(1)	United States

L.E. Simmons

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

(1) 600 Travis Street, Suite 6600, Houston, Texas 77002.